

Mail Stop 3561

November 13, 2008

Birge Bargmann
Chief Executive Officer
Proteo, Inc.
2102 Business Center Drive
Irvine, CA 92612

Re: Proteo, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     Filed April 14, 2008
     File No. 000-30728

Dear Ms. Bargmann:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Ryan C. Milne
                    Accounting Branch Chief

cc: Mark R. Ziebell, Esq.
     Via facsimile (714) 427-7799